

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Via E-mail
Jeffrey C. Mack
Chief Executive Officer
Cachet Financial Solutions, Inc.
18671 Lake Drive East
Southwest Tech Center A
Minneapolis, MN 55317

> **Re: Cachet Financial Solutions, Inc. (f/k/a DE Acquisition 2, Inc.)**
> **Form 8-K**
> **Filed February 12, 2014, as amended**
> **File No. 000-53925**

Dear Mr. Mack:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file an amended Form 8-K by March 31, 2014 to include the audited financial statements of Cachet Financial Solutions for the year ended December 31, 2013.

2. Please revise your Form 8-K to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Cautionary Note Regarding Forward-Looking Statements, page 2

3. Refer to the statement that the report contains certain statement that would be deemed "forward-looking statements" under Section 27A of the Securities Act and Section 21E of

the Securities Exchange Act of 1934. Please be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 6

4. Please provide disclosure with respect to all material relationships that existed between the DE Acquisition 2, Inc. and its affiliates, on the one hand, and Cachet Financial Solutions Inc. and its affiliates, on the other hand, prior to the time of the Merger Agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

5. Please provide the information required pursuant to Item 101(a)(1) of Regulation S-K with respect to DE Acquisition 2, Inc.

6. Please revise to discuss whether any of your patents (or patent applications), copyrights or trademarks are material to your business. To the extent you hold any material intellectual property, please disclose the name, duration and effect of such intellectual property.

7. Please revise to provide a discussion of your current funding situation, including a summary of your outstanding debt as of the most recent practicable date. In addition, please disclose the amount, if any, of your debt that is currently in default. Please also disclose the amount of funding necessary to fund your operations for the next twelve months.

Management's Discussion and Analysis or Plan of Operation, page 23

8. Please provide a more thorough explanation of your business developments to date. For example, please provide a more thorough discussion of the company's current cost structure. We note that you have accumulated losses of $33.2 million since inception.

9. Please provide an explanation of the difference between total and live clients.

10. Please revise to describe the different revenue models, if any, between RDC Select and RDC Select Mobile.

Liquidity and Capital Resources, page 29

11. Please provide specific disclosure regarding your monthly cash burn, including how long you believe your current cash will fund your operations. In addition, please discuss what plans, if any, you have to obtain financing to fund your operations over the near term.

12. Please revise your summary of your debt obligations to identify debt maturing within one year as short-term debt. Moreover, provide maturity dates and amounts for all of your outstanding short-term debt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor at (202) 551-3268 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director